



Ian Annase · 3rd

Founder & CEO at Zing Drone Delivery Inc.

Talks about #uav, #drones, #aviation, #logistics, and #dronedelivery

Greater Tampa Bay Area · **Contact info**

5,528 followers · 500+ connections

 Zing Drone Delivery Inc.

Florida State University -
Jim Moran College of
Entrepreneurship

Experience



Founder & CEO
Zing Drone Delivery Inc.
Jul 2018 – Present · 3 yrs 7 mos
Florida, United States

A platform for businesses to expand their reach with drone delivery.



Mobile Software Engineer
Callyo
Apr 2019 – Nov 2019 · 8 mos
Tampa/St. Petersburg, Florida Area

We build innovative, simple, meaningful tools within reach of all in law enforcement to combat crimes such as human trafficking and child exploitation. Callyo has changed the way investigations are done, and believes that you shouldn't need special equipment to do something special.

Education



Florida State University - Jim Moran College of Entrepreneurship
Master of Science (MS), Product Development
2020 – 2021



Florida State University
Bachelor of Arts (BA), Computer Science
2014 – 2018

Florida State University
Minor, Philosophy

Licenses & certifications



Part 107 Drone Pilot
Federal Aviation Administration
Issued Aug 2018 · Expires Sep 2022



A+ Certified Technician
CompTIA

Volunteer experience



Volunteer
American Red Cross
Aug 2010 – Present · 11 yrs 6 mos
Disaster and Humanitarian Relief

200+ hours



DJ
The V Foundation
Health